Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-XXXXX) pertaining to the 2020 Employee Stock Purchase Plan of Americold Realty Trust of our reports dated March 2, 2020, with respect to the consolidated financial statements and schedule of Americold Realty Trust and subsidiaries and Americold Realty Operating Partnership, L.P. and subsidiaries and the effectiveness of internal control over financial reporting of Americold Realty Trust and subsidiaries, included in the Annual Report (Form 10-K) of Americold Realty Trust and subsidiaries and Americold Realty Operating Partnership, L.P. and subsidiaries for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Atlanta, Georgia

December 8, 2020